SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35300016831

MINUTES OF 859th BOARD OF DIRECTORS’ MEETING

The ordinary Board of Directors’ meeting was called by the Chairman of the Board of Directors, Mr. Benedito Pinto Ferreira Braqa Junior, pursuant to the caput of Article 12 of the Company’s Bylaws, and was held on March 27, 2018, at 2:00 p.m. at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Sabesp” or “Company”), located at Rua Costa Carvalho, nº 300, Pinheiros, in the city and state of São Paulo, with the attendance of the members of the Board of Directors according to the signatures below.

(…)

The Chairman of the Board proceeded by inviting the members of the Fiscal Committee, Messrs. Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Pablo Andres Fernandez Uhart, Rui Brasil Assis and Alexandre Perdecini Issa, accompanied by the Fiscal Committee’s secretary, Mrs. Denise Rita Silvestre, to attend the meeting, pursuant to Paragraph 3 of Article 163 of Federal Law 6.404/76.

The Chairman of the Board then gave the floor to the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, and to the Head of Accounting, Mr. Marcelo Miyagui, who were accompanied by the Head of Capital Markets and Investor Relations, Mr. Mario Azevedo de Arruda Sampaio, the Head of Economic-Financial Controllership, Mr. Agnaldo Pacheco Sampaio, the Advisor to the Financial and Investor Relations Department, Mr. Márcio de Freitas Junior, and the Administration Analyst, Mr. Wagner dos Santos Pinheiro, who clarified Item 2 of the Agenda, "Proposal for dividend distribution in the form of equity interest for the 2017 fiscal year" (time: 15 minutes), which was based on the Executive Board Resolution no. 0065/2018 dated 03/26/2018 and the Internal Communication FC no. 009/2018, dated 03/23/2018 and presented in a power point presentation, which was filed in this meeting’s electronic folder. The matter was then discussed and voted, pursuant to item XI of Article 13 and the First Paragraph of Article 27 of Sabesp's Bylaws, and the proposal was approved unanimously for the dividend distribution in the form of equity interest for the 2017 fiscal year, from January to December 2017, in the amount of R$703,878,463.10 (seven hundred and three million, eight hundred seventy-eight thousand, four hundred and sixty-three reais and ten centavos), which corresponds to the 25% minimum distribution of net income and considering income tax to be withheld, and will be submitted to approval at the Annual Shareholders’ Meeting according to the proposal for the allocation of net income for the fiscal year ended on December 31, 2017.

(…)

The minutes, after being approved, will be signed by the attending Board of Directors Members: Messrs. Benedito Pinto Ferreira Braqa Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Lucas Navarro Prado, Luís Eduardo Alves de Assis e Reinaldo Guerreiro.

This is a free English translation of parts of the original minutes drawn up in the Company’s
Minutes Registration of Board of Directors’ Meetings.

São Paulo, April 05, 2018.

Benedito Pinto Ferreira Braqa Junior Chairman of the Board of Directors	Marialve de Souza Martins Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.